EXHIBIT 21


                    SUBSIDIARIES OF DARDEN RESTAURANTS, INC.



As of May 29, 2005, we had four "significant subsidiaries", as defined in Regulation S-X, Rule 1-02(w), identified as follows:

GMRI, Inc., a Florida corporation, doing business as Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones, and Seasons 52.

GMRI Florida, Inc., a Florida corporation, owning a 99 percent limited partnership interest in GMRI Texas, L.P.

GMRI Texas, L.P., a Texas limited partnership, doing business as Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones.

GMR Restaurants of Pennsylvania, Inc., a Pennsylvania corporation, doing business as Red Lobster, Olive Garden, Bahama Breeze and Smokey Bones.

We also had other direct and indirect subsidiaries as of May 29, 2005. None of these subsidiaries would constitute a "significant subsidiary" as defined in Regulation S-X, Rule 1-02(w).